SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            Daleen Technologies, Inc.
                            -------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                    23437N10
                                   ---------
                                 (CUSIP Number)

                             Douglas E. Scott, Esq.
                    Senior Vice President and General Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                               San Diego, CA 92121
                                 (858) 826-7325
                   ------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With a copy to:

                              Aloma H. Avery, Esq.
                                 Senior Counsel
                 Science Applications International Corporation
                            10260 Campus Point Drive
                               San Diego, CA 92121
                               Tel: (858) 546-6000

                                January 19, 2000
                -------------------------------------------------
               (Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

------------------------------------------------------------------------------------------------------------------
CUSIP No. 23437N10
------------------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS:                         Science Applications International Corporation
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                               95-3630868

----------- ------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                                        (a) [__]
                                                                                                        (b) [__]
----------- ------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                               N/A
----------- ------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [__]
----------- ------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
----------- ------------------------------------------------------------------------------------------------------
-------------------------- --------- ----------------------------------------- -----------------------------------
                              7      SOLE VOTING POWER                         None
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH
-------------------------- --------- ----------------------------------------- -----------------------------------
                              8      SHARED VOTING POWER                       1,496,615

-------------------------- --------- ----------------------------------------- -----------------------------------
                              9      SOLE DISPOSITIVE POWER                    None

-------------------------- --------- ----------------------------------------- -----------------------------------
                              10     SHARED DISPOSITIVE POWER                  1,496,615

----------- ------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON                                                                      1,496,615
----------- ------------------------------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                                      [__]
----------- ------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                                                                          7.0%
----------- ------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                       CO
----------- ------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
CUSIP No. 23437N10
------------------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS:                                       SAIC Venture Capital Corporation
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:                               88-0447177

----------- ------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                                                        (a) [__]
                                                                                                        (b) [__]
----------- ------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY
----------- ------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS (SEE INSTRUCTIONS)                                                                OO
----------- ------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)             [__]
----------- ------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION        Nevada
----------- ------------------------------------------------------------------------------------------------------
-------------------------- --------- ----------------------------------------- -----------------------------------
                              7      SOLE VOTING POWER                         None
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON
          WITH
-------------------------- --------- ----------------------------------------- -----------------------------------
-------------------------- --------- ----------------------------------------- -----------------------------------
                              8      SHARED VOTING POWER                       1,496,615

-------------------------- --------- ----------------------------------------- -----------------------------------
-------------------------- --------- ----------------------------------------- -----------------------------------
                              9      SOLE DISPOSITIVE POWER                    None

-------------------------- --------- ----------------------------------------- -----------------------------------
-------------------------- --------- ----------------------------------------- -----------------------------------
                              10     SHARED DISPOSITIVE POWER                  1,496,615

-------------------------- --------- ----------------------------------------- -----------------------------------
----------- ------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON                                                                      1,496,615
----------- ------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                                                      [__]
----------- ------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                                                                           7.0%
----------- ------------------------------------------------------------------------------------------------------
----------- ------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                                                       CO
----------- ------------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Daleen Technologies, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 902 Clint Moore Road, Boca Raton, Florida 33487.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c) This Schedule 13D is being filed jointly by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended ( the "Exchange Act"): (i) Science Applications International Corporation, a Delaware corporation ("SAIC"); and (ii) SAIC Venture Capital Corporation, a Nevada corporation and wholly owned subsidiary of SAIC ("SVCC" and, together with SAIC, the "Reporting Persons").

         This Schedule 13D is being filed with respect to 1,496,615 shares of Common Stock previously directly held by SAIC, the ownership of which was previously reported on Schedule 13G.

         On January 19, 2000, SAIC effected the transfer of the 1,496,615 shares of Common Stock to its wholly owned subsidiary, SVCC, as an initial capital contribution. SVCC's principal office is located at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. SVCC is a wholly owned venture capital investment subsidiary of SAIC. SAIC's principal office is located at 10260 Campus Point Drive, San Diego, California 92121. SAIC provides diversified professional and technical services and designs, develops and manufactures high-technology products.

         The following information with respect to each executive officer and director of SAIC and SVCC is set forth in Appendix A hereto, which is incorporated herein by reference: (i) name; (ii) business address; (iii) principal occupation or employment; and (iv) name of any corporation or other organization in which such employment is conducted, together with the principal business address of any such corporation or organization other than SAIC or SVCC for which such information is set forth above.

         (d)-(f) During the last five years, neither SAIC nor SVCC nor, to the best of their knowledge, any of the persons listed in Appendix A attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. To the knowledge of SAIC and SVCC, each of the individuals listed in Appendix A attached hereto is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On January 19, 2000, SAIC effected the transfer of the 1,496,615 shares of Common Stock to its wholly owned subsidiary, SVCC, as an initial capital contribution.

ITEM 4. PURPOSE OF TRANSACTION.

         On January 19, 2000, SAIC effected the transfer of the 1,496,615 shares of Common Stock to its wholly owned subsidiary, SVCC, as an initial capital contribution.

         (a) - (j)         Not applicable.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) SVCC directly owns 1,496,615 shares of Common Stock, which represent approximately 7.0% of the Common Stock of the Issuer. The calculation of percentage of beneficial ownership was derived from the Issuer's Quarterly Report on Form 10-Q for the period ending March 31, 2000, filed with the Commission on May 15, 2000, in which the Issuer stated that the number of shares of Common Stock outstanding as of May 8, 2000 was 21,653,176. For reporting purposes, SAIC may be deemed the beneficial owner of the shares owned by SVCC.

         (b) For reporting purposes, SVCC and SAIC may be deemed to share voting and dispositive powers with respect to the 1,496,615 shares of Common Stock.

         (c) None.

         (d) SVCC is a wholly owned subsidiary of SAIC.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         SVCC is a wholly owned subsidiary of SAIC. Pursuant to the Series E Convertible Preferred Stock Purchase Agreement dated as of June 30, 1999 between the Issuer and SAIC, SAIC, along with any other holders of Common Stock issued upon the conversion of Issuer's Series E Convertible Preferred Stock and upon the exercise of certain warrants (collectively, the "Registrable Securities"), has the right to request that the Issuer file a registration statement that covers the sale of all or a part of the Registrable Securities. After the Issuer has filed two such registrations and such registrations have been declared effective, the Issuer shall have no obligations to effect any further registrations, other than as described below. After the Issuer qualifies to file its registration statements on Form S-3 or SB-2, SAIC may request that the Issuer register its Common Stock for resale using a Form S-3 or SB-2, except that the Issuer shall not be obligated to effect any such registration more than twice in any one year. In addition, if the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, SAIC is entitled to notice of the registration and to include shares of Common Stock in the registration at the Issuer's expense. All of these registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in the registration. All of these registration rights have been transferred to SVCC.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:     Agreement as to Joint Filing of Schedule 13D, dated as of May 17,
               2000, between SAIC and SVCC.

Exhibit B:     Series E Convertible Preferred Stock Purchase Agreement between the Issuer and SAIC dated as of June 30, 1999

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: May 17, 2000.

                                  SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                                  By   /s/ Douglas E. Scott
                                     -------------------------------------
                                       Douglas E. Scott
                                       Senior Vice President and General Counsel



                                  SAIC VENTURE CAPITAL CORPORATION



                                  By   /s/ Ira J. Miller
                                     -------------------------------------
                                       Ira J. Miller
                                       President

                                   APPENDIX A

                        Directors and Executive Officers

         The following table sets forth the name, business address and present principal occupation or employment of each of the directors of Science Applications International Corporation ("SAIC"). To the knowledge of SAIC, each director listed below is a United States citizen.

                                                                              NAME, PRINCIPAL BUSINESS AND
                                                                             ADDRESS OF CORPORATION OR OTHER
                                                                            ORGANIZATION IN WHICH EMPLOYMENT
            NAME                          PRINCIPAL OCCUPATION                        IS CONDUCTED
-----------------------------  -----------------------------------------  -------------------------------------
Duane P. Andrews               Corporate Executive Vice President and      1710 SAIC Drive
                               Director of SAIC                            McLean, VA 22102

J. Robert Beyster              Chairman of the Board, Chief Executive      1241 Cave Street
                               Officer, President and Director of SAIC     La Jolla, CA 92037

David A. Cox                   Executive Vice President and Director of    10260 Campus Point Drive
                               SAIC                                        San Diego, CA 92121

Wolfgang H. Demisch            Managing Director of Wasserstein Perella,   Wasserstein Perella Securities,
                               an investment bank                          Inc.
                                                                           31 West 52nd Street, 27th Floor
                                                                           New York, NY 10019

David W. Dorman                Chief Executive Officer of Concert          Concert Communications Company
                               Communications Company                      1230 Peachtree Street, Suite 2000
                                                                           Atlanta, GA 30339

Wayne A. Downing               Director of SAIC                            2860 S. Circle Drive, Suite GL10
                                                                           Colorado Springs, CO 80906

John E. Glancy                 Executive Vice President and Director of    1299 Prospect
                               SAIC                                        La Jolla, CA 92037

Bobby R. Inman                 Director of SAIC                            701 Brazos, Suite 500
                                                                           Austin, TX 78701

Anita K. Jones                 Professor, Dept. of Computer Science,       Department of Computer Science
                               University of Virginia                      Thornton Hall
                                                                           University of Virginia
                                                                           Charlottesville, VA 22903

Harry M. Jansen Kraemer, Jr.   President and Chief Executive Officer of    Baxter International, Inc.
                               Baxter International Inc., a health care    One Baxter Parkway
                               products, systems and services company      Deerfield, IL 60015

Claudine B. Malone             President of Financial Management           7570 Potomac Fall Road
                               Consulting, Inc., a consulting company      McLean, VA 22102

Stephen D. Rockwood            Executive Vice President and Director of    16701 West Bernardo Drive
                               SAIC                                        San Diego, CA 92127


                                                                              NAME, PRINCIPAL BUSINESS AND
                                                                             ADDRESS OF CORPORATION OR OTHER
                                                                            ORGANIZATION IN WHICH EMPLOYMENT
            NAME                          PRINCIPAL OCCUPATION                        IS CONDUCTED
-----------------------------  -----------------------------------------  -------------------------------------

Louis A. Simpson               President and Chief Executive Officer,      Plaza Investment Managers, Inc.
                               Capital Operations of GEICO Corporation,    5951 La Sendita, Bldg. A
                               an insurance company                        Rancho Santa Fe, CA 92067

Richard C. Smith               Chief Executive Officer of Telcordia        445 South Street
                               Technologies, Inc., a wholly owned          Morristown, NJ 07960
                               subsidiary of SAIC

Edward A. Straker              Executive Vice President and Director of    11251 Roger Bacon Drive
                               SAIC                                        Reston, VA 20190

Monroe E. Trout                Director of SAIC                            9322 Norlake Circle
                                                                           Knoxville, TN 37922

Joseph P. Walkush              Sector Vice President and Director of SAIC  1241 Cave Street
                                                                           La Jolla, CA 92037

John H. Warner, Jr.            Corporate Executive Vice President and      10260 Campus Point Drive
                               Director of SAIC                            San Diego, CA 92121

Jasper A. Welch                President of Jasper Welch Associates, a     2129 Foothill Road
                               consulting firm                             Santa Fe, NM 87505

A. Thomas Young                Director of SAIC                            12921 Esworthy Road
                                                                           N. Potomac, MD 20878

         The following table sets forth the name, business address and title of each of the executive officers of SAIC, excluding executive officers who are also directors. To the knowledge of SAIC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o Science Applications International Corporation, 10260 Campus Point Drive, San Diego, California 92121.


               NAME                         TITLE (AND ADDRESS, IF OTHER THAN AS INDICATED ABOVE)
-----------------------------------  ---------------------------------------------------------------------

Daniel W. Baldwin                    Corporate Executive Vice President and Treasurer

J. Dennis Heipt                      Corporate Executive Vice President and Secretary

Peter N. Pavlics                     Senior Vice President and Controller

William A. Roper, Jr.                Corporate Executive Vice President and Chief Financial Officer
                                     SAIC
                                     1241 Cave Street
                                     La Jolla, CA 92037

Robert A. Rosenberg                  Executive Vice President
                                     SAIC
                                     1710 SAIC Drive
                                     McLean, VA 22102

Douglas E. Scott                     Senior Vice President and General Counsel

         The following table sets forth the name, business address and present principal occupation or employment of each of the directors of SAIC Venture Capital Corporation. ("SVCC"). To the knowledge of SVCC, each director listed below is a United States citizen.

                                                                             NAME, PRINCIPAL BUSINESS AND
                                                                            ADDRESS OF CORPORATION OR OTHER
                                                                           ORGANIZATION IN WHICH EMPLOYMENT
            NAME                         PRINCIPAL OCCUPATION                        IS CONDUCTED
-----------------------------  -----------------------------------------  ------------------------------------

J. Robert Beyster (Chairman)   Chairman of the Board, Chief Executive     1241 Cave Street
                               Officer, President and Director of SAIC    La Jolla, CA 92037

J. Dennis Heipt                Corporate Executive Vice President and     10260 Campus Point Drive
                               Secretary of SAIC                          San Diego, California 92121

William A. Roper, Jr.          Corporate Executive Vice President and     1241 Cave Street
                               Chief Financial Officer of SAIC            La Jolla, CA 92037

Douglas E. Scott               Senior Vice President and General          10260 Campus Point Drive
                               Counsel of SAIC                            San Diego, California 92121


         The following table sets forth the name, business address and title of each of the executive officers of SVCC, excluding executive officers who are also directors. To the knowledge of SVCC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each officer named below is c/o SAIC Venture Capital Corporation, 3753 Howard Hughes
Parkway, Suite 200, Las Vegas, Nevada 89109.

               NAME                  TITLE (AND ADDRESS, IF OTHER THAN AS INDICATED ABOVE)
-----------------------------------  ---------------------------------------------------------

Ira J. Miller                        President and Treasurer

                                    EXHIBIT A

                  AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing, on behalf of each of them, of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Daleen Technologies, Inc. Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: May 17, 2000



                              SCIENCE APPLICATIONS INTERNATIONAL CORPORATION



                              By   /s/ Douglas E. Scott
                                 ------------------------------------
                                   Douglas E. Scott
                                   Senior Vice President and General Counsel



                              SAIC VENTURE CAPITAL CORPORATION



                              By   /s/ Ira J. Miller
                                 ------------------------------------
                                   Ira J. Miller
                                   President

                                    EXHIBIT B




                            DALEEN TECHNOLOGIES, INC.



                      Series E Convertible Preferred Stock




                              --------------------


                       PREFERRED STOCK PURCHASE AGREEMENT

                              --------------------




                                  June 30, 1999


                                TABLE OF CONTENTS

                                    SECTION 1

                      AUTHORIZATION AND SALE OF THE SHARES


1.1      Authorization of the Shares.....................................................................1
1.2      Sale of the Shares..............................................................................2

                                    SECTION 2

                             CLOSING DATE; DELIVERY

2.1      Closing Date....................................................................................2
2.2      Delivery........................................................................................2

                                    SECTION 3

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1      Organization and Standing:  Restated Articles and Bylaws........................................3
3.2      Corporate Power.................................................................................3
3.3      Subsidiaries....................................................................................4
3.4      Capitalization..................................................................................4
3.5      Authorization...................................................................................5
3.6      Financial Information...........................................................................6
3.7      Outstanding Debt................................................................................6
3.8      Absence of Liabilities..........................................................................7
3.9      Absence of Certain Changes......................................................................7
3.10     Taxes...........................................................................................7
3.11     Contracts; Insurance............................................................................8
3.12     Stockholders, Directors and Officers; Indebtedness.............................................11
3.13     Litigation.....................................................................................11
3.14     Consents.......................................................................................11
3.15     Properties; Liens and Encumbrances.............................................................12
3.16     Leases.........................................................................................12
3.17     Business of the Company........................................................................12
3.18     Franchises, Licenses, Trademarks, Patents and Other Rights.....................................13
3.19     Minute Books...................................................................................14
3.20     Offering.......................................................................................14
3.21     Compliance with Other Instruments..............................................................15
3.22     Employees......................................................................................15
3.23     Registration Rights............................................................................16
3.24     Environmental and Safety Laws..................................................................16
3.25     Disclosure.....................................................................................16

                                       ii


3.26     Year 2000 Compliance...........................................................................16

                                    SECTION 4

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1      Experience.....................................................................................17
4.2      Investment.....................................................................................17
4.3      Rule 144.......................................................................................17
4.4      Access to Data.................................................................................17
4.5      Confidentiality................................................................................17


                                    SECTION 5

                       CONDITIONS TO CLOSING OF PURCHASER

5.1      Representations and Warranties Correct.........................................................18
5.2      Performance....................................................................................18
5.3      Opinion of Company's Counsel...................................................................18
5.4      Compliance Certificate.........................................................................18
5.5      Proceedings and Documents......................................................................18
5.6      Proprietary Information and Inventions, and Non-Competition Agreements.........................19
5.7      Qualifications.................................................................................19
5.8      Statement of Designation.......................................................................19
5.9      Issuance Taxes.................................................................................20

                                    SECTION 6

                        CONDITIONS TO CLOSING OF COMPANY


                                    SECTION 7

                            COVENANTS OF THE COMPANY

7.1      Basic Financial Information....................................................................21
7.2      Additional Information.........................................................................22
7.3      Right of First Refusal.........................................................................23
7.4      Prompt Payment of Taxes, etc...................................................................26
7.5      Maintenance of Properties and Leases...........................................................26
7.6      Insurance......................................................................................27
7.7      Key Man Life Insurance.........................................................................27
7.8      Accounts and Records...........................................................................27
7.9      Independent Accountants........................................................................27

                                      iii


7.10     Compliance with Requirements of Governmental Authorities.......................................28
7.11     Maintenance of Corporate Existence, etc........................................................28
7.12     Availability of Common Stock for Conversion....................................................28
7.13     Notice of Record Dates.........................................................................29
7.14     Proprietary Information and Inventions and Non-Competition Agreements..........................29
7.15     Employee Stock Purchase Agreement..............................................................29
7.16     Use of Proceeds................................................................................30
7.17     Replacement Directors..........................................................................30

                                    SECTION 8

                       Restrictions on Transferability of
                   SECURITIES; COMPLIANCE WITH SECURITIES ACT

8.1      Restrictions on Transferability................................................................33
8.2      Certain Definitions............................................................................34
8.3      Restrictive Legend.............................................................................35
8.4      Notice of Proposed Transfers...................................................................36
8.5      Requested Registration.........................................................................37
8.6      Company Registration...........................................................................40
8.7      Expenses of Registration.......................................................................43
8.8      Registration on Form S-3 or Form SB-2..........................................................43
8.9      Registration Procedures........................................................................44
8.10     Indemnification................................................................................45
8.11     Information by Holder..........................................................................48
8.12     Limitations on Registration of Issues of
         Securities.....................................................................................48
8.13     Rule 144 Reporting.............................................................................49
8.14     Transfer or Assignment of Registration Rights..................................................49
8.15     "Market Stand-off" Agreement...................................................................50

                                    SECTION 9

                                  MISCELLANEOUS

9.1      Governing Law..................................................................................51
9.2      Survival.......................................................................................51
9.3      Successors and Assigns.........................................................................51
9.4      Third Parties..................................................................................51
9.5      Entire Agreement; Amendment....................................................................51
9.6      Notices, etc...................................................................................52
9.7      Delays or Omissions............................................................................52
9.8      Separability...................................................................................52
9.9      Agent's Fees...................................................................................53
9.10     Expenses.......................................................................................53

                                       iv


9.11     Titles and Subtitles...........................................................................53
9.12     Counterparts...................................................................................54

                                          SCHEDULES AND EXHIBITS

Schedule of Exceptions

Exhibit A        --     Series E Statement of Designation
Exhibit B        --     Year 2000 Readiness Disclosure
Exhibit C        --     Form of MMM Opinion
Exhibit D        --     Proprietary Information and Inventions Agreement
Exhibit E        --     Agreement Not to Compete
Exhibit F        --     Form of Stockholders Agreement

             SERIES E CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT


         THIS SERIES E CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT (the "Agreement") is dated as of June 30, 1999 by and among DALEEN TECHNOLOGIES, INC., a Florida corporation (the "Company") and SCIENCE APPLICATIONS INTERNATIONAL CORPORATION, a Delaware corporation ("Purchaser" or "You").

         WHEREAS, the Company has determined that it is in its best interest to strengthen its long-term strategic relationships with certain companies;

         WHEREAS, to enhance its long-term strategic relationships with such companies, Danet, Inc. and Telcordia Technologies, Inc., the Company desires to sell shares of its Series E Convertible Preferred Stock to Purchaser, which is an affiliate and the parent company, respectively, of such companies; and

         WHEREAS, Purchaser desires to enhance its long-term strategic relationship with the Company by investing in securities of the Company;

         In consideration for and of the mutual promises, covenants and conditions hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

                                    SECTION 1

                      AUTHORIZATION AND SALE OF THE SHARES


           1.1 AUTHORIZATION OF THE SHARES. The Company has, or before the Closing (as hereinafter defined) will have, authorized the issue and sale of One Million Four Hundred Ninety-Six Thousand Six Hundred Fifteen (1,496,615) shares of its Series E Convertible Preferred Stock (the "Shares"), par value $.01 per share (the "Series E Preferred"), having the powers, preferences and rights set forth in the Company's Statement of Designation for the Series E Preferred (the "Series E Statement of Designation"), a copy of which is attached hereto as EXHIBIT A.


                  1.2 SALE OF THE SHARES. Subject to the terms and conditions hereof and in reliance upon the representations, warranties and agreements contained herein, the Company will issue and sell to You, and You will purchase from the Company, at the Closing, 1,496,615 shares of Series E Preferred at the purchase price of $9.00 per share, for an aggregate purchase price of Thirteen Million, Four Hundred Sixty-Nine Thousand, Five Hundred Thirty-Five Dollars ($13,469,535) (the "Purchase Price").

                                    SECTION 2

                             CLOSING DATE; DELIVERY

                  2.1 CLOSING DATE. The purchase and sale of the Shares hereunder (the "Closing") shall be held at the offices of Morris, Manning & Martin, L.L.P., 1600 Atlanta Financial Center, 3343 Peachtree Road, N.E., Atlanta, Georgia 30326, at 10:00 a.m., Atlanta time, on June 30, 1999 or on such other place or time on or prior to June 30, 1999 as may be agreed upon by the Company and You. If the Closing does not occur by June 30, 1999, this Agreement will be terminated forthwith and the parties hereto will have no further obligations to each other under this Agreement.

                  2.2 DELIVERY. At the Closing, the Company will deliver the Certificates (or copies thereof) to Purchaser and Purchaser will deliver to the Company the Purchase Price by wire transfer to an account designed by the Company by no later than June 30, 1999.

                                    SECTION 3

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

           Except to the extent set forth on the Company's Schedule of Exceptions attached hereto (the "Schedule of Exceptions"), which Schedule of Exceptions contains, with respect to each matter disclosed therein, a specific reference to the representation and warranty to which such matter is an exception, the Company hereby represents and warrants to You as follows:

                  3.1 ORGANIZATION AND STANDING: RESTATED ARTICLES AND BYLAWS. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties. The Company has furnished You with complete and correct copies of its Third Amended and Restated Articles of Incorporation, as amended, filed August 5, 1998 (the "Restated Articles"), and its Amended and Restated Bylaws (the "Bylaws") and, in each case, all amendments to the date of this Agreement. Purchaser agrees and acknowledges that the Company may re-incorporate in Delaware or may become the wholly-owned subsidiary of a newly-created Florida or Delaware holding company (either occurrence, a "Reorganization").

                  3.2 CORPORATE POWER. The Company has all requisite corporate power and authority to own the properties owned by it and to carry on its business as now conducted and to enter into this Agreement and will have at the Closing Date all requisite corporate power to issue and sell the Shares and to carry out and perform its obligations under the terms of this Agreement.

                  3.3 SUBSIDIARIES. Other than Daleen International Inc., a corporation organized under the laws of U.S. Virgin Islands, the Company has no active or material subsidiaries and does not own of record or beneficially any capital stock or equity interest or investment in any corporation, association or business entity.

                  3.4 CAPITALIZATION. As of March 31, 1999, the Company's authorized capital stock consists of (a) 20,000,000 shares of Common Stock, par value $.001 per share, of which 3,240,020 shares are issued and outstanding; (b) 25,000,000 shares of preferred stock, par value $0.01 per share, 9,121,963 of which are issued and outstanding, with 3,000,000 shares designated as Series A Convertible Preferred Stock (the "Series A Preferred"), all of which are issued and outstanding; 1,250,000 shares designated as Series B Convertible Preferred Stock (the "Series B Preferred"), none of which are issued and outstanding; 1,222,222 shares designated as Series C Convertible Preferred Stock (the "Series C Preferred"), of which 1,213,584 shares are issued and outstanding; 4,221,846 shares designated as Series D Convertible Preferred Stock (the "Series D Preferred"), all of which are issued and outstanding; and 686,533 shares designated as Series D-1 Convertible Preferred Stock (the "Series D-1 Preferred"), all of which are issued and outstanding. A true and correct list of the capitalization of the Company (including outstanding shares of capital stock and options, warrants or other rights to purchase capital stock, including convertible debt) is set forth on the Schedule of Exceptions. All the aforesaid issued and outstanding shares are duly authorized and validly issued, fully paid and nonassessable, are owned of record and (to the best of the Company's knowledge and belief) beneficially by the stockholders and in the amounts set forth in the Schedule of Exceptions, and have been offered, issued, sold and delivered by the Company in compliance with applicable federal and state securities laws. There are no outstanding preemptive, conversion or other rights, options, warrants or agreements granted or issued by or binding upon the Company for the purchase or acquisition of any shares of its capital stock, except with respect to the Series A Preferred, certain warrants granted by the Company to purchase shares of Series B Convertible Preferred Stock (the "Series B Warrants"), the Series C Preferred, the Series D Preferred, the Series D-1 Preferred and the Series E Preferred as set forth in the Restated Articles, as amended, and except as disclosed in the Schedule of Exceptions. To the best of the Company's knowledge and belief, no stockholder has granted options or other rights to purchase any Common Stock from such stockholder other than as set forth in the Schedule of Exceptions. The Company holds no shares of its capital stock in its treasury. Neither the Common Stock nor the Preferred has been registered under Section 12 of the Securities Exchange Act of 1934, as amended, and no such registration is required in connection with the offer, issue and sale of the Shares to You under the circumstances contemplated by this Agreement.

                  3.5 AUTHORIZATION. All corporate action on the part of the Company, its directors and stockholders necessary for the due authorization, execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated herein and therein, and for the due authorization, issuance and delivery of the Shares and the issuance of the Common Stock issuable upon conversion of the Shares has been taken or will be taken prior to the Closing. This Agreement is a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting enforcement of creditors' rights generally. The execution, delivery and performance by the Company of this Agreement and compliance herewith and the issuance and sale of the Shares and the issuance of the Common Stock issuable upon conversion of the Shares will not result in any violation of or be in conflict with, or result in a breach of, or constitute a default under, any term or provision of any state or Federal law, ordinance, rule or regulation to which the Company is subject, or the Company's Restated Articles or Bylaws, as amended and in effect on the date hereof, or any material mortgage, indenture, agreement, instrument, judgment, decree, order or other restriction to which the Company is a party or by which it is bound, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company pursuant to any such term. No stockholder has any preemptive right or rights of first refusal by reason of the issuance of the Shares that will not be waived prior to Closing. The Shares, when issued in compliance with the provisions of this Agreement, will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances except for the restrictions set forth in this Agreement and the Restated Articles. The Common Stock issuable upon conversion of the Shares has been duly authorized and validly reserved is not subject to any preemptive rights or rights of first refusal that have not been waived prior to issuance of the Shares and, upon issuance, will be validly issued, fully paid and nonassessable.

                  3.6 FINANCIAL INFORMATION. The Company has furnished the Purchaser with (i) its unaudited balance sheet as of March 31, 1999 and statement of income and changes in financial position for the three-month period then ended and (ii) its audited balance sheet as of December 31, 1998 and December 31, 1997 and statements of income and changes in financial position for the twelve months ended December 31, 1998 and December 31, 1997 (all of which are collectively referred to as the "Financial Statements"). The Financial Statements present fairly the financial position and results of operations of the Company at the dates and for the periods to which they relate, have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods involved and show all material liabilities, absolute or contingent, of the Company required to be recorded thereon in accordance with generally accepted accounting principles as at the respective dates thereof.

                  3.7 OUTSTANDING DEBT. The Company has no outstanding indebtedness for borrowed money except as reflected on the Financial Statements and is not a guarantor or otherwise contingently liable for any such indebtedness. There exists no default under the provisions of any instrument evidencing any indebtedness or otherwise or of any agreement relating thereto except as set forth in the Schedule of Exceptions.

                  3.8 ABSENCE OF LIABILITIES. The Company has no material liabilities (fixed or contingent, including without limitation any tax liabilities due or to become due) which are not fully reflected or provided for on the Financial Statements, except as listed in the Schedule of Exceptions.

                  3.9 ABSENCE OF CERTAIN CHANGES. Since December 31, 1998, except to the extent described in the Schedule of Exceptions or reflected in the Financial Statements, there has not been any event or condition of any character which has adversely affected the Company's business or prospects, including but not limited to:

                  (a) Any material adverse change in the condition, assets, liabilities or business of the Company;

                  (b) Any damage, destruction or loss of any of the properties or assets of the Company (whether or not covered by insurance) materially adversely affecting the business or plans of the Company;

                  (c) Any declaration, setting aside or payment or other distribution in respect of any of the Company's capital stock, or any direct or indirect redemption, purchase or other acquisition of any of such stock by the Company; or

                  (d) Any labor trouble, or any event or condition of any character, materially adversely affecting the business or plans of the Company.

                  3.10 TAXES. The Company has duly filed within the time prescribed by law (including extensions of time approved by the appropriate taxing authority) all tax returns and reports required to be filed with the United States Internal Revenue Service and with the State of Florida, and (except to the extent that the failure to file would not have a material adverse effect on the condition or operations of the Company) with all other jurisdictions where such filing is required by law; all such tax returns and reports are true and correct; and the Company has paid all taxes, interest, penalties, assessments or deficiencies shown to be due or claimed to be due or in respect of such tax returns and reports. The Company knows of (i) no other tax returns or reports which are required to be filed which have not been so filed and (ii) no unpaid assessment for additional taxes for any fiscal period or any basis therefor. The Company's federal income tax returns have not been audited by the Internal Revenue Service.

                  3.11 CONTRACTS; INSURANCE. Except as set forth in the Schedule of Exceptions, the Company has no currently existing contract, obligation, agreement, plan, arrangement, commitment or the like (written or oral) of any material nature, including without limitation the following:

                  (a) Employment, bonus or consulting agreements, pension, profit sharing, deferred compensation, incentive compensation, stock bonus, retirement, stock option, stock purchase, severance or termination pay plan, phantom stock or similar plans, including agreements evidencing rights to purchase securities of the Company and agreements among shareholders and the Company or an "employee benefit plan" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (an "Employee Benefit Plan");

                  (b) Loan or other agreements, notes, indentures, or instruments relating to or evidencing indebtedness for borrowed money, or mortgaging, pledging or granting or creating a lien or security interest or other encumbrance on any of the Company's property or any agreement or instrument evidencing any guaranty by the Company of payment or performance by any other person;

                  (c) Agreements with dealers, sales representatives, brokers or other distributors, jobbers, advertisers or sales agencies;

                  (d) Agreements with any labor union or collective bargaining organization or other labor agreements;

                  (e) Any contract or series of contracts with the same person for the furnishing or purchase of machinery, equipment, goods or services, including without limitation agreements with processors and subcontractors;

                  (f) Any indenture, agreement or other document (including private placement brochures) relating to the sale or repurchase of shares;

                  (g) Any joint venture contract or arrangement or other agreement involving a sharing of profits or expenses to which the Company is a party;

                  (h) Agreements limiting the freedom of the Company to compete in any line of business or in any geographic area or with any person;

                  (i) Agreements providing for disposition of the business, assets or shares of the Company, agreements of merger or consolidation to which the Company is a party or letters of intent with respect to the foregoing;

                  (j) Letters of intent or agreements with respect to the acquisition of the business, assets or shares of any other business; and

                  (k) Insurance policies, health insurance plans, medical plans or any other benefit plans.

                  The Company has complied with all the material provisions of all said contracts, obligations, agreements, plans, arrangements, and commitments and is not in default thereunder. With respect to each Employee Benefit Plan maintained by the Company: (i) such plan has been administered and operated in compliance with the applicable requirements of ERISA and the Internal Revenue Code of 1986, as amended (the "Code"); (ii) if intended to qualify under section 401(a) of the Code, such Employee Benefit Plan so qualifies, and its related trust is exempt from taxation under section 501(a) of the Code; (iii) no event has occurred and there exists no circumstance under which the Company could incur liability under ERISA, the Code, or otherwise (other than for contributions or benefits paid or payable in the ordinary course of operation of such plan); (iv) there are no actions, suits or claims pending or threatened with respect to any Employee Benefit Plan or against the assets or a fiduciary of any Employee Benefit Plan; (v) no "prohibited transaction" (as defined in section 406 of ERISA or section 4975 of the Code) which is not covered by an applicable exemption has occurred; (vi) no "reportable event" (as defined in section 4043 of ERISA) has occurred; (vii) all contributions and premiums due have been paid on a timely basis; and (viii) all contributions made under any Employee Benefit Plan intended to be tax deductible meet the requirements for deductibility under the Code. No Employee Benefit Plan is a "defined benefit plan" within the meaning of section 3(35) of ERISA.

                  You have been supplied with a true and correct copy of each of the written contracts and a true and correct description of the oral contracts which are referred to on the Schedule of Exceptions, together with all material amendments, waivers or other changes to all such documents.

                  The Company maintains insurance which is adequate to protect the Company and its financial condition against the risks involved in the business conducted by the Company.

                  3.12 STOCKHOLDERS, DIRECTORS AND OFFICERS; INDEBTEDNESS. Set forth in the Schedule of Exceptions is a correct and complete list or description of all indebtedness of the Company to its officers, directors or stockholders or any of their respective spouses or relatives and of all indebtedness of such persons to the Company and of all contractual arrangements between the Company and any officer, director or stockholder of the Company or any of their respective spouses or relatives. Except as set forth in the Schedule of Exceptions, none of the officers or directors or significant employees or consultants of the Company, or their respective spouses or relatives, owns directly or indirectly, individually or collectively, a material interest in any entity which is a competitor, customer or supplier of (or has any existing contractual relationship with) the Company.

                  3.13 LITIGATION. Except as set forth in the Schedule of Exceptions, there is no pending or, to the Company's knowledge and belief, threatened action, suit, proceeding or claim, or any basis therefor, whether or not purportedly on behalf of the Company, to which the Company is or may be named as a party or its property is or may be subject and in which an unfavorable outcome, ruling or finding in any such matter or for all such matters taken as a whole might have a material adverse effect on the condition, financial or otherwise, or operations of the Company; and the Company has no knowledge of any unasserted claim, the assertion of which is likely and which, if asserted, will seek damages, an injunction or other legal, equitable, monetary or nonmonetary relief which claim individually or collectively with other such unasserted claims if granted would have a material adverse effect on the condition, financial or otherwise, or operations of the Company.

                  3.14 CONSENTS. No consent, approval, qualification, order or authorization of, or filing with, any governmental authority is required in connection with the Company's valid execution, delivery or performance of this Agreement, or the offer, issue or sale of the Shares by the Company, the issuance of Common Stock upon conversion of the Shares, or the consummation of any other transaction contemplated on the part of the Company hereby, except the filing of Articles of Amendment to the Restated Articles containing the Statement of Designation with the Secretary of State of the State of Florida.

                  3.15 PROPERTIES; LIENS AND ENCUMBRANCES. The Company owns no real property and has a valid and indefeasible ownership interest in all its other property and assets, free from all mortgages, pledges, liens, security interests, conditional sale agreements, encumbrances or charges, except (i) as listed on the Schedule of Exceptions hereto; and (ii) tax, materialmen's or like liens for obligations not yet due or payable or being contested in good faith by appropriate proceedings. The Company is not a "United States real property holding corporation" within the meaning of Section 847(c)(2) of the Internal Revenue Code of 1986, as amended.

                  3.16 LEASES. Set forth on the Schedule of Exceptions is a correct and complete list (including the amount of rents called for and a description of the leased property) of all material leases, whether for real or personal property, under which the Company is a lessee. The Company enjoys peaceful and undisturbed possession under all such leases, all of such leases are valid and subsisting and none of them is in default in any material respect.

                  3.17 BUSINESS OF THE COMPANY. There is no pending nor, to the Company's knowledge and belief, any threatened claim or litigation, or any basis therefor, against or affecting the Company contesting its right to produce, manufacture, sell or use any product, process, method, substance, part or other material presently produced, manufactured, sold or used or planned to be produced, manufactured, sold or used by the Company in connection with the operations of the Company; and the Company has no knowledge that (i) there exists, or there is pending or planned, any patent, invention, device, application or principle, or any statute, rule, law, regulation, standard or code which would materially adversely affect the condition, financial or otherwise, or the operations of the Company; or (ii) there is any other factor (other than fire, flood, accident, act of war or civil commotion, or any other cause or event beyond the control of the Company) which may materially adversely affect the condition, financial or otherwise, or the operations of the Company.

                  3.18 FRANCHISES, LICENSES, TRADEMARKS, PATENTS AND OTHER RIGHTS. Schedule 3.18 in the Schedule of Exceptions sets forth a complete list of all material proprietary rights of the Company, including, without limitation, all franchises, permits, licenses, patents, patent rights, trademarks, trade rights, trade names, trade name rights and copyrights. The Company has all franchises, permits, licenses and other similar authority necessary for the conduct of its business as now being conducted by it and as planned to be conducted, the lack of which could materially and adversely affect the operations or condition, financial or otherwise, of the Company, and it is not in default in any material respect under any of such franchises, permits, licenses or other similar authority. The Company owns or possesses all patents, patent rights, trademarks, trademark rights, trade names, trade name rights and copyrights and is the exclusive owner or licensee thereof and of all the technology and know-how necessary to conduct its business as now being conducted and as planned to be conducted without conflict with or infringement upon any valid rights of others and the lack of which could materially and adversely affect the operations or condition, financial or otherwise, of the Company, and has not received any notice of infringement upon or conflict with the asserted rights of others. The code for the Company's software products was written by the Company's employees and is the Company's property; however, certain of the Company's products must be used in conjunction with certain commercially-available third-party software and databases set forth in the Schedule of Exceptions (the "Third-Party Products"). Certain Third-Party Products are included in the Company's own software packages and other Third-Party Products must be purchased by users of the Company's software. The Company makes no claims to ownership of any rights or royalties relating to the Third-Party Products. Any user of the Company's software may be required to obtain licenses for the use of such Third-Party Products either through the Company or through the owners of such Third-Party Products.

                  3.19 MINUTE BOOKS. The minute books of the Company reviewed by Purchaser contain a complete summary of all meetings of directors and stockholders since the time of incorporation of the Company's predecessor and reflect all transactions referred to in such minutes accurately in all material respects.

                  3.20 OFFERING. Neither the Company nor anyone acting on its behalf in connection with the offering or sale of the Shares or any similar securities of the Company has directly or indirectly offered the Shares or any part thereof or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, anyone other than You and not more than 25 other accredited investors, as defined in Regulation D under the Securities Act of 1933, as amended (the "Securities Act", which term shall include any successor federal statute). The offer, issuance and sale of the Shares as contemplated by this Agreement are exempt from the registration requirements of the Securities Act, and from any registration or filing requirements of any applicable state securities laws, and neither the Company nor anyone acting on its behalf will take any action hereafter that would cause the loss of such exemption.

                  3.21 COMPLIANCE WITH OTHER INSTRUMENTS. The Company is not in violation of any term of its Restated Articles or Bylaws, in each case, as in effect on the date hereof. The Company is not (and consummation of the transaction contemplated by this Agreement will not cause the Company to be) in violation of any term of any mortgage, indenture, contract, agreement, instrument, judgment, decree, order, statute, rule or regulation to which the Company is subject and a violation of which would have a material adverse effect on the condition, financial or otherwise, or operations of the Company.

                  3.22 EMPLOYEES. To the best of the Company's knowledge and belief, no employee of the Company is, or is now expected to be, in violation of any term of any employment contract, patent disclosure agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant or any other common law obligation to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the business conducted or to be conducted by the Company or to the use of trade secrets or proprietary information of others, and the employment of the Company's employees does not subject the Company or any of You to any liability. There is no pending or, to the Company's knowledge and belief, threatened action, suit, proceeding or claim, or to its knowledge any basis therefor or threat thereof, with respect to any contract, agreement, covenant or obligation referred to in the preceding sentence. The Company does not have any collective bargaining agreement covering any of its employees. The Schedule of Exceptions sets forth the names and current base salaries and existing bonus commitments of the executive officers and employee directors of the Company. Except as set forth on the Schedule of Exceptions, each employee of the Company is an "employee at will" and may be terminated by the Company without any payment to such employee (other than accrued wages).

                  3.23 REGISTRATION RIGHTS. Except as provided for in this Agreement and as set forth in the Schedule of Exceptions, the Company is not under any obligation to register (as defined in Section 8.2 below) any of its currently outstanding securities or any of its securities which may hereafter be issued.

                  3.24 ENVIRONMENTAL AND SAFETY LAWS. The Company is not in violation of any applicable statute, law or regulation relating to the environment or occupational health and safety, and to its knowledge, no material expenditures are or will be required in order to comply with any such existing statute, law or regulation.

                  3.25 DISCLOSURE. This Agreement and the Schedule of Exceptions do not contain any untrue statement of a material fact and do not omit to state a material fact necessary in order to make the statements contained therein or herein not misleading. There is no fact known to the Company which materially adversely affects or in the future may (so far as the Company can now foresee) materially adversely affect the business, operations, affairs, condition, properties or assets of the Company that has not been set forth in this Agreement or in the other documents, certificates and instruments delivered to You by or on behalf of the Company specifically for use in connection with the transactions contemplated by this Agreement.

                  3.26  YEAR 2000 COMPLIANCE.

                  (a) The Company has developed and implemented a year 2000 readiness plan as a part of the Company's normal quality assurance program. As a part of this plan, the Company is in the process of conducting an inventory of its internal hardware, software and firmware that the Company deems to be material to the operation of its business operations (collectively, the "Operating Components") and is using a software tool to check the operating systems and BIOS of the applicable Operating Components on a "component by component basis". In addition, the Company has collected Year 2000 compliance statements from vendors of its Operating Components. To the Company's knowledge, based on the tests described above, its examination of vendor compliance statements and its efforts as described in the Year 2000 Readiness Disclosure Statement attached hereto as EXHIBIT B (the "Year 2000 Disclosure"), the Company does not know of any material Year 2000 non-compliance in its Operating Components.

                  (b) The Company's principal software product, BillPlex, currently performs in accordance with the Year 2000 Disclosure. The Company has created a version 2.3 of BillPlex, scheduled for release in August 1999, on which the Company currently is performing systematic year 2000 tests based on a variety of test plans and complete system test scenarios. As of the date of this Agreement, the Company has found no material year 2000 compliance issues with respect to version 2.3 of BillPlex.

                  (c) Except as disclosed in Schedule 3.26 of the Schedule of Exceptions, the Company is not a party to or bound by any contract which contains representations, warranties, covenants or agreements regarding year 2000 compliance.

                                    SECTION 4

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

                  Purchaser hereby represents and warrants to the Company as follows:

                  4.1 EXPERIENCE. You are experienced in evaluating and investing in newly organized, emerging companies such as the Company.

                  4.2 INVESTMENT. You are acquiring the Shares for investment for Your own account and not with the view to, or for resale in connection with, any distribution thereof, PROVIDED that the disposition of Your property shall at all times be within Your control. You understand that the Shares and the Common Stock issuable upon conversion of the Shares have not been registered under the Securities Act by reason of specified exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of Your investment intent as expressed herein.

                  4.3 RULE 144. You acknowledge that the Shares to be purchased by You must be held indefinitely unless they are subsequently registered under the Act or an exemption from such registration is available. You have been advised or are aware of the provisions of Rule 144 promulgated under the Act, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions and that such Rule may not become available for resale of the Shares.

                  4.4 ACCESS TO DATA. You have had an opportunity to discuss the Company's business, management and financial affairs with its management and have had the opportunity to review the Company's facilities.

                  4.5  CONFIDENTIALITY.

                  (a) The Company has disclosed and may disclose to Purchaser certain Trade Secrets and Confidential Information. Purchaser hereby agrees that Purchaser shall use the Trade Secrets and Confidential Information solely for the purpose of evaluating the transactions between Company and Purchaser contemplated herein, that the Trade Secrets and Confidential Information will be kept confidential, and that Purchaser will not disclose any of the Trade Secrets and Confidential Information in any manner whatsoever. Purchaser will hold in confidence and not reproduce, distribute, transmit or transfer, directly or indirectly, in any form, by any means, or for any purpose, the Trade Secrets or the Confidential Information of Company or any portion thereof communicated, discussed, delivered or made available by Company to or received by Purchaser. Notwithstanding the foregoing, Purchaser may only disclose the Trade Secrets and Confidential Information to full-time employees of Purchaser with a need to know such information, provided each such employee shall be obligated in writing to comply with the terms and conditions of this Agreement. Purchaser will not use the Trade Secrets or the Confidential Information of Company or any portion thereof communicated, discussed, delivered or made available by Company to or received by Purchaser without the prior written consent of Company.

                  (b) Purchaser acknowledges that its obligations under this Agreement with regard to the Trade Secrets of Company remain in effect for as long as such information shall remain a trade secret under applicable law. Purchaser acknowledges that its obligations with regard to the Confidential Information of Company shall remain in effect for three (3) years after the disclosure of such information to Purchaser. The foregoing obligations shall not apply if and to the extent that:

(i) Purchaser establishes that the information communicated was already known to Purchaser, without obligation to keep it confidential, at the time of its receipt from Company; (ii) Purchaser establishes that the information communicated was independently developed by Purchaser; (iii) Purchaser establishes that the information communicated was received by such party in good faith from a third party lawfully in possession thereof and having no obligation to keep such information confidential; or (iv) Purchaser establishes that the information communicated was publicly known at the time of its receipt by Purchaser or has become publicly known other than by a breach of this Agreement or other action by Purchaser.

                  (c) Purchaser acknowledges that the remedies at law for breach of any covenant contained in this Agreement may be inadequate and that Company shall be entitled to injunctive relief for any breach of this Agreement by Purchaser. Nothing contained herein shall be construed as limiting Company's right to any other remedies at law, including the recovery of damages for breach of this Agreement.

                  (d) As used herein, "Trade Secrets" means information of the Company that constitutes a trade secret under applicable law. As used herein, "Confidential Information" means information of the Company, other than Trade Secrets, that is of value to its owner and is treated as confidential, including, but not limited to, the terms and conditions of this Agreement.

                  (e) From the effective date of this Agreement, the terms and conditions contained in this Section 4.5 supersede all prior agreements between the parties related to the subject matter.

                                    SECTION 5

                       CONDITIONS TO CLOSING OF PURCHASER

                  The Purchaser' obligation to purchase the Shares is subject to the fulfillment to Your satisfaction on or prior to the date of the Closing of each of the following conditions:

                  5.1 REPRESENTATIONS AND WARRANTIES CORRECT. The representations and warranties made by the Company herein and pursuant hereto shall have been true and correct in all respects when made, and shall be true and correct in all respects on the date of the Closing with the same force and effect as if they had been made at and as of the date of the Closing, except for such changes resulting from consummation of the transactions contemplated by this Agreement and the Other Agreements.

                  5.2 PERFORMANCE. All covenants, agreements and conditions contained in this Agreement to be performed or complied with by the Company on or prior to the Closing shall have been performed or complied with in all respects and at such time the Company shall not be in default in the performance of or compliance with any of the provisions of this Agreement or of the Restated Articles.

                  5.3 OPINION OF COMPANY'S COUNSEL. You shall have received from Morris, Manning & Martin, LLP, counsel to the Company, an opinion addressed to You, dated the date of the Closing, and in substantially the form attached as EXHIBIT C hereto.

                  5.4 COMPLIANCE CERTIFICATE. The Company shall have delivered to You a certificate of the Chief Executive Officer of the Company, dated the date of the Closing, certifying to the fulfillment of the conditions specified in Sections 5.1 and 5.2 of this Agreement and other matters You reasonably request.

                  5.5 PROCEEDINGS AND DOCUMENTS. All corporate and other proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to You and Your counsel.

                  5.6 PROPRIETARY INFORMATION AND INVENTIONS, AND NON-COMPETITION AGREEMENTS.

                  (a) Each person employed by the Company who has access to proprietary information concerning the Company, including, without limitation James Daleen, Richard Schell, David Corey, Steven Wagman, David McTarnaghan, Timothy Moss, Frank Dickinson and John Yin, has previously executed and delivered to the Company a Proprietary Information and Inventions Agreement substantially in the form of EXHIBIT D hereto.

                  (b) James Daleen, Richard Schell, David Corey, Steven Wagman, David McTarnaghan, Timothy Moss, Frank Dickinson and John Yin and any other person employed by the Company and designated as a "key person" by the Purchaser, previously have executed an Agreement Not to Compete in substantially the form of EXHIBIT E hereto.

                  5.7 QUALIFICATIONS. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body that are now required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement, the conversion of the Shares into Common Stock and the issuance of such Common Stock upon such conversion shall have been duly obtained and shall be in full force and effect on and as of the Closing.

                  5.8 STATEMENT OF DESIGNATION. The Company shall have duly filed with the Secretary of State of the State of Florida the Articles of Amendment to the Restated Articles containing the Statement of Designation and the Restated Articles, as so amended, shall be in full force and effect.

                  5.9 ISSUANCE TAXES. All taxes imposed by law in connection with the issuance, sale and delivery of the Shares shall have been fully paid, and all laws imposing such taxes shall have been fully complied with.

                                    SECTION 6

                        CONDITIONS TO CLOSING OF COMPANY

                  The Company's obligation to sell the Shares is subject to the fulfillment to its satisfaction on or prior to the Closing Date of each of the conditions set forth in Sections 5.7 and 5.8, and Purchaser shall have consented in writing to the Reorganization.

                                    SECTION 7

                            COVENANTS OF THE COMPANY

                  The Company hereby covenants and agrees, so long as a Purchaser owns any Shares or any Common Stock issued upon conversion of the Shares as follows:

                  7.1 BASIC FINANCIAL INFORMATION. The Company will furnish the following reports to such Purchaser (or such Purchaser's representative):

                  (a) As soon as practicable after the end of each fiscal year of the Company, and in any event within ninety days thereafter, a consolidated balance sheet of the Company and its subsidiaries, if any, as at the end of such fiscal year, and consolidated statements of operations, changes in stockholders' equity and cash flows income and sources and applications of funds of the Company and its subsidiaries, if any, for such year, prepared in accordance with generally accepted accounting principles consistently applied and setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and certified by independent public accountants of recognized national standing selected by the Company.

                  (b) As soon as practicable after the end of the first, second and third quarterly accounting periods in each fiscal year of the Company, and in any event within forty-five days thereafter, a consolidated balance sheet of the Company and its subsidiaries, if any, as of the end of each such quarterly period, and consolidated statements of operations, changes in stockholders' equity and cash flows income and sources and applications of funds of the Company and its subsidiaries for such period and for the current fiscal year to date, prepared in accordance with generally accepted accounting principles consistently applied and setting forth in comparative form the figures for the corresponding periods of the previous fiscal year, subject to changes resulting from year-end audit adjustments, all in reasonable detail and certified by the principal financial or accounting officer of the Company.

                  (c) From the date the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in lieu of the financial information required pursuant to Sections 7.1(a) and (b), copies of its annual reports on Form 10-K and its quarterly reports on Form 10-Q, respectively.

                  7.2 ADDITIONAL INFORMATION. Until the earlier to occur of (i) the date on which the Company is subject to the reporting requirements of
Section 13(a) of the Exchange Act, or (ii) the date on which quotations for the Common Stock of the Company are reported by the automated quotations system operated by the National Association of Securities Dealers, Inc., or by an equivalent quotation system, the Company will deliver the reports described below in this Section 7.2 to each such Purchaser:

                  (a) As soon as practicable after the end of each month and in any event within thirty days thereafter, a consolidated balance sheet of the Company and its subsidiaries, if any, as at the
                                       14
end of such month, and consolidated statements of income and of sources and applications of funds of the Company and its subsidiaries, for each month and for the current fiscal year of the Company to date, prepared in accordance with generally accepted accounting principles consistently applied, together with a comparison of such statements to the Company's operating plan then in effect and approved by its Board of Directors and a comparison of such statements to the statements for the corresponding periods of the Company's previous fiscal year, and certified, subject to changes resulting from year-end audit adjustments, by the principal financial or accounting officer of the Company.

                  (b) As soon as available (but in any event within sixty days prior to the commencement of its fiscal year) a summary of the business plan and financial plan of the Company for the next fiscal year, as contained in its operating plan approved by the Company's Board of Directors. Any material changes in such financial plan shall be submitted as promptly as practicable after such changes have been approved by the Board of Directors.

                  (c) With reasonable promptness, such other information and data with respect to the Company and its subsidiaries as any such Purchaser may from time to time reasonably request.

                  (d) The foregoing provisions of this Section 7.2 shall not be in limitation of any rights which a Purchaser may have with respect to the books and records of the Company and its subsidiaries, or to inspect their properties or discuss their affairs, finances and accounts, under the laws of the jurisdictions in which they are incorporated.

                  (e) Each of the financial statements referred to in subparagraphs (a) and (b) of Section 7.1 and subparagraph (a) of Section 7.2 shall be true and correct in all material respects as of the dates and for the periods stated therein, subject in the case of the unaudited financial statements to changes resulting from normal year-end adjustments (none of which would, alone or in the aggregate, be materially adverse to the financial condition, operating results, assets, operations or business prospects of the Company and its subsidiaries taken as a whole).

                  7.3 RIGHT OF FIRST REFUSAL. The Company hereby grants to Purchaser the right of first refusal to purchase, pro rata, all (or any part) of New Securities (as defined in this Section 7.3) which the Company may, from time to time, propose to sell and issue. A Purchaser's pro rata share, for purposes of this right of first refusal, is the ratio of the number of shares of Preferred held by such Purchaser to the total number of shares of Preferred held by the Purchaser on the date such New Securities are issued. Each Purchaser shall have a right of over-allotment such that if any Purchaser fails to exercise its right hereunder to purchase its pro rata portion of New Securities, the other Purchaser may purchase the non-purchasing Purchaser's portion on a pro rata basis within five days from the date such non-purchasing Purchaser fails to exercise its right hereunder to purchase its pro rata share of New Securities. This right of first refusal shall be subject to the following provisions:

                  (a) "New Securities" shall mean any capital stock (including the Common Stock or the Preferred) of the Company whether now authorized or not, and rights, options or warrants to purchase capital stock, and securities of any type whatsoever that are, or may become, convertible into or exchangeable for capital stock; PROVIDED that the term "New Securities" does not include (i) securities purchased under this Agreement; (ii) securities offered to the public pursuant to a registration statement filed pursuant to the Securities Act;
(iii) securities issued pursuant to the acquisition of another corporation by the Company by merger, purchase of substantially all the assets or other reorganization whereby the Company owns not less than fifty-one percent of the voting power of such corporation; (iv) any borrowings, direct or indirect, from financial institutions or other persons by the Company, whether or not presently authorized, including any type of loan or payment evidenced by any type of debt instrument, PROVIDED such borrowings do not have any equity features, including warrants, options or other rights to purchase capital stock, and are not convertible into or exchangeable for capital stock of the Company;
(v) securities issued to employees, consultants, officers or directors of the Company pursuant to any stock option plan or stock purchase or stock bonus arrangement in effect on the date hereof or hereafter approved in accordance with Section 7.15; or (vi) shares of Common Stock (on a one for one basis) sold for over $9.00 per share (as adjusted for stock splits and combinations).

                  (b) In the event the Company proposes to undertake an issuance of New Securities, it shall give You written notice of its intention, describing the type of New Securities, the price and the general terms upon which the Company proposes to issue the same. Each Purchaser shall have thirty days from the date of receipt of any such notice to agree to purchase its pro rata share of all or part of such New Securities for the price and upon the general terms specified in the notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased.

                  (c) In the event any Purchaser fails to exercise its right of first refusal within said 30-day period and after the expiration of the five-day period for exercise of the over-allotment provisions of this Section 7.3, the Company shall have 120 days thereafter to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within 120 days from the date of said agreement) to sell the New Securities respecting which Your option was not exercised, at a price and upon general terms no more favorable to the Purchaser thereof than specified in the Company's notice. In the event the Company has not sold within said 120-day period or entered into an agreement to sell the New Securities within said 120-day period (or sold and issued New Securities in accordance with the foregoing within 120 days from the date of said agreement), the Company shall not thereafter issue or sell any New Securities, without first offering such securities to You in the manner provided above.

                  (d) The right of first refusal granted under this Agreement shall expire upon the first sale of Common Stock of the Company to the public in an underwritten public offering at an offering, which sale is effected pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission (the "Commission") under the Securities Act, with net proceeds to the Company of not less than $20 million (a "Qualified Initial Public Offering" or "QIPO").

                  (e) The right of first refusal set forth in this Section 7.3 is nonassignable, except that such right is assignable by You to any wholly-owned subsidiary or parent of, or to any corporation or entity which is, within the meaning of the Securities Act, controlling, controlled by or under common control with, You.

                  7.4 PROMPT PAYMENT OF TAXES, ETC. The Company will promptly pay and discharge, or cause to be paid and discharged, when due and payable, all lawful taxes, assessments and governmental charges or levies imposed upon the income, profits, property or business of the Company or any subsidiary; PROVIDED, however, that any such tax, assessment, charge or levy need not be paid if the validity thereof shall currently be contested in good faith by appropriate proceedings and if the Company shall have set aside on its books adequate reserves with respect thereto; and PROVIDED, further, that the Company will pay all such taxes, assessments, charges or levies forthwith upon the commencement of proceedings to foreclose any lien which may have attached as security therefor. The Company will promptly pay or cause to be paid when due, or in conformance with customary trade terms, all other indebtedness incident to operations of the Company.

                  7.5 MAINTENANCE OF PROPERTIES AND LEASES. The Company will keep its properties and those of its subsidiaries in good repair, working order and condition, reasonable wear and tear, fire and other extraordinary casualty excepted, and from time to time make all needful and proper repairs, renewals, replacements, additions and improvements thereto as necessary to prevent any material adverse effects on the Company; and the Company and its subsidiaries will at all times comply with each provision of all leases to which any of them is a party or under which any of them occupies property if the breach of such provision might have a material adverse effect on the condition, financial or otherwise, or operations of the Company.

                  7.6 INSURANCE. The Company will keep its operations and assets and those of its subsidiaries which are of an insurable character insured by financially sound and reputable insurers against loss or damage by fire, explosion and other risks customarily insured against by companies in the Company's line of business, in amounts sufficient to prevent the Company or any subsidiary from becoming a co-insurer and not in any event less than 100% of insurable value of the property insured; and the Company will maintain, with financially sound and reputable insurers, insurance against other hazards and risks and liability to persons and property to the extent and in the manner customary for companies in similar businesses similarly situated.

                  7.7 KEY MAN LIFE INSURANCE. Unless otherwise agreed by a majority of the representatives of the Preferred on the Board of Directors, the Company shall obtain and will at all times maintain with financially sound and reputable insurers term life insurance on the life of James Daleen in the amount of $2 million, and will pay all premiums in connection therewith. Such policies shall not be cancelable except upon 30 days prior written notice to You.

                  7.8 ACCOUNTS AND RECORDS. The Company will keep true records and books of account in which full, true and correct entries will be made of all dealings or transactions in relation to its business and affairs in accordance with generally accepted accounting principles applied on a consistent basis.

                  7.9 INDEPENDENT ACCOUNTANTS. The Company will retain independent public accountants of recognized national standing who shall certify the Company's financial statements at the end of each fiscal year. In the event the services of the independent public accountants so selected, or any firm of independent public accountants hereafter employed by the Company are terminated, the Company will promptly thereafter notify the Purchaser and will request the firm of independent public accountants whose services are terminated to deliver to the Purchaser a letter of such firm setting forth the reasons for the termination of their services. In the event of such termination, the Company will promptly thereafter engage another such firm of independent public accountants. In its notice to the Purchaser the Company shall state whether the change of accountants was recommended or approved by the Board of Directors or any committee thereof.

                  7.10 COMPLIANCE WITH REQUIREMENTS OF GOVERNMENTAL AUTHORITIES. The Company and all its subsidiaries shall duly observe and conform to all valid requirements of governmental authorities relating to the conduct of their businesses or to their properties or assets.

                  7.11 MAINTENANCE OF CORPORATE EXISTENCE, ETC. The Company shall maintain in full force and effect its corporate existence, rights and franchises and all licenses and other rights to use patents, processes, licenses, trademarks, trade names or copyrights owned or possessed by it or any subsidiary and deemed by the Company to be necessary to the conduct of its business.

                  7.12 AVAILABILITY OF COMMON STOCK FOR CONVERSION. The Company will not issue or agree to issue any shares of Common Stock or options, rights or warrants to purchase Common Stock or securities convertible into or exchangeable for Common Stock or take any other action if, after giving effect thereto, the number of shares of Common Stock remaining unissued and duly reserved for issuance upon conversion of the Shares shall be insufficient to permit conversion of all the then authorized shares of Series E Preferred after giving effect to any adjustment in the Conversion Price as a result of such action.

                  7.13 NOTICE OF RECORD DATES. In the event of any making by the Company of a record of the holders of any class of securities (other than the Preferred) for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, the Company shall mail to You at least ten days prior to such record date, specified herein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution.

                  7.14 PROPRIETARY INFORMATION AND INVENTIONS AND NON-COMPETITION AGREEMENTS. The Company will require each person now or hereafter employed by it or any subsidiary (other than clerical staff) with access to confidential information to enter into a Proprietary Information and Inventions Agreement as provided by the Company in a form acceptable to the Purchaser. The Company will require all persons now or hereafter employed by the Company or a subsidiary, and designated as a "key person" by a majority of the representatives of the Preferred on the Company's Board of Directors to execute an agreement in substantially the form annexed hereto as EXHIBIT D as a condition precedent to the employment of such individuals.

                  7.15 EMPLOYEE STOCK PURCHASE AGREEMENT. The Company will not issue or grant or agree to issue or grant any shares of its capital stock or any option, right or warrant to purchase shares of its capital stock or securities convertible into or exchangeable for shares of its capital stock to any employee or officer of the Company or a subsidiary except pursuant to a plan adopted by the

Board of Directors, with a majority of the representatives of the Preferred on the Board of Directors having voted in favor thereof (a "Plan"); PROVIDED, HOWEVER, that, except for issuances of shares in accordance with the current terms of options or other commitments outstanding on the date of this Agreement (as described in the Schedule of Exceptions), no such issuance or grant of options shall be made without the unanimous approval of a majority of the members of the Board of Directors nominated by the Preferred. Each such purchase or the exercise of any such option will be subject to proportionate vesting over a three-year period.

                  7.16 USE OF PROCEEDS. The Company will use the proceeds from the sale of the Shares for general working capital purposes, or as determined by the Board of Directors to be in the best interests of the Company.

                  7.17 STOCKHOLDERS AGREEMENT; ELECTION OF DIRECTOR. Purchaser and the Company agree as follows:

                  (a) If the Company does not complete a QIPO by December 31, 1999, the Company, Purchaser and the holders of the Series A Preferred, the Series D Preferred and the Series D-1 Preferred of the Company shall execute a Stockholders Agreement, substantially in the form attached hereto as EXHIBIT F; and

                  (b) For so long as Purchaser or its transferees holds at least 35% of the Shares, Purchaser shall be entitled to nominate one member of the Board of Directors of the Company, which Director shall be elected solely by the holders of the Series E Preferred; provided such member may not at any time be affiliated or associated with another entity in the billing or customer care market, including but not limited to Solect Technology Group.

                  7.18 TERMINATION. The provisions of Sections 7.3 through 7.17 shall terminate immediately prior to the first sale of Common Stock of the Company in an underwritten registered (as defined in Section 8.2) public offering with net proceeds to the Company of not less than $20 million.


                                    SECTION 8

                       Restrictions on Transferability of
                   SECURITIES; COMPLIANCE WITH SECURITIES ACT

                  8.1 RESTRICTIONS ON TRANSFERABILITY. (a) The Preferred shall not be transferable, except upon the conditions specified in this Section 8, which conditions are intended to insure compliance with the provisions of the Securities Act or, in the case of Section 8.15 hereof, to assist in an orderly distribution. You will cause any proposed transferee of Preferred held by You to agree to take and hold those securities subject to the provisions and upon the conditions specified in this Section 8.

                  8.2 CERTAIN DEFINITIONS. As used in this Section 8, the following terms shall have the following respective meanings:

                  "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

                  "Holder" shall mean any holder of the outstanding Preferred or Registrable Securities which have not been sold to the public.

                  "Initiating Holders" shall mean Holders who own in the aggregate of 50% or more of the Registrable Securities which have not been sold to the public.

                  "Registrable Securities" shall mean (i) Common Stock issued or issuable upon conversion of the Preferred or the Series B Warrants and (ii) any Common Stock issued in respect of securities issued pursuant to the conversion of the Preferred or the Series B Warrants or upon any stock split, stock dividend, recapitalization or similar event.

                  The terms "register", "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement.

                  "Registration Expenses" shall mean all expenses incurred by the Company in compliance with Sections 8.5 and 8.6 hereof, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, blue sky fees and expenses, reasonable fees and disbursements of one counsel for all the selling Holders and other security holders, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company, which shall be paid in any event by the Company).

                  "Restricted Securities" shall mean the securities of the Company required to bear or bearing the legend set forth in Section 8.3 hereof.

                  "Selling Expenses" shall mean all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities.

                  8.3 RESTRICTIVE LEGEND. Each certificate representing (i) the Preferred, (ii) the Company's Common Stock issued upon conversion of the Preferred, or (iii) any other securities issued in respect of the Preferred or the Common Stock issued upon conversion of the Preferred, upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event, shall (unless otherwise permitted or unless the securities evidenced by such certificate shall have been registered under the Securities Act or sold pursuant to Rule 144 or Regulation A thereunder) be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable state securities laws):

         THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS. THEY MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN EXEMPTION FROM SUCH REGISTRATION UNDER SAID ACT.

                  Upon request of a holder of such a certificate, the Company shall remove the foregoing legend from the certificate or issue to such holder a new certificate therefor free of any transfer legend, if, with such request, the Company shall have received either the opinion referred to in Section 8.4(i) or the "no-action" letter referred to in Section 8.4(ii) to the effect that any transfer by such holder of the securities evidenced by such certificate will not violate the Securities Act and applicable state securities laws.

                  8.4 NOTICE OF PROPOSED TRANSFERS. The holder of each certificate representing Restricted Securities by acceptance thereof agrees to comply in all respects with the provisions of this Section 8.4. Prior to any proposed transfer of any Restricted Securities (other than under circumstances described in Sections 8.5, 8.6 and 8.8 hereof), the holder thereof shall give written notice to the Company of such holder's intention to effect such transfer. Each such notice shall describe the manner and circumstances of the proposed transfer in sufficient detail, and shall be accompanied (except in transactions in compliance with Rule 144) by either (i) a written opinion of Morris, Manning & Martin, L.L.P. or legal counsel who shall be reasonably satisfactory to the Company, addressed to the Company and reasonably satisfactory in form and substance to the Company's counsel, to the effect that the proposed transfer of the Restricted Securities may be effected without registration under the Securities Act, or (ii) a "no action" letter from the Commission to the effect that the proposed transfer of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the holder of such Restricted Securities shall be entitled to transfer such Restricted Securities in accordance with the terms of the notice delivered by the holder to the Company. Each certificate evidencing the Restricted Securities transferred as above provided shall bear the appropriate restrictive legend set forth in
Section 8.3 above, except that such certificate shall not bear such restrictive legend if the opinion of counsel or "no-action" letter referred to above is to the further effect that such legend is not required in order to establish compliance with any provisions of the Securities Act.

                  8.5  REQUESTED REGISTRATION.

                  (a) REQUEST FOR REGISTRATION. At any time after July 1, 2000 or such earlier time after the Company has effected a public offering of its securities under the Securities Act, if the Company shall receive from Initiating Holders a written request that the Company effect any registration with respect to all or a part of the Registrable Securities, the Company will:

                  (i) promptly give written notice of the proposed registration to all other Holders; and

                  (ii) as soon as practicable, use its diligent best efforts to effect such registration (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws, appropriate compliance with applicable regulations issued under the Securities Act and listing on appropriate exchanges) as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any Holder or Holders joining in such request as are specified in a written request given within thirty days after receipt of such written notice from the Company; PROVIDED that the Company shall not be obligated to effect, or to take any action to effect, any such registration pursuant to this Section 8.5:

                    (A) In any  jurisdiction  in  which  the  Company  would  be required to execute a general consent to service of process in effecting such registration, qualification or compliance, or in which the cost of the foregoing is unreasonable in light of the number of Registrable Securities requested to be sold in such jurisdiction, unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act or applicable rules or regulations thereunder; or

                    (B) After the Company has  effected  two such  registrations pursuant to this Section 8.5(a) and such registrations have been declared or ordered effective and the sales of such Registrable Securities shall have closed.

Subject to the foregoing clauses (A) and (B), the Company shall file a registration statement covering the Registrable Securities so requested to be registered as soon as practicable, after receipt of the request or requests of the Initiating Holders.

                  The registration statement filed pursuant to the request of the Initiating Holders may, subject to the provisions of Section 8.5(b) below, include other securities of the Company which are held by officers or directors of the Company or which are held by persons who, by virtue of agreements with the Company, are entitled to include their securities in any such registration, but except as provided in the last sentence of Section 8.5(b) below the Company shall have no right to include any of its securities in any such registration.

                  (b) UNDERWRITING. If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to Section 8.5 and the Company shall include such information in the written notice referred to in Section 8.5(a)(i) above. The right of any Holder to registration pursuant to Section 8.5 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Initiating Holders and such Holder with respect to such participation and inclusion) to the extent provided herein. A Holder may elect to include in such underwriting all or a part of the Registrable Securities such Holder holds.

                  If officers or directors of the Company holding other securities of the Company shall request inclusion in any registration pursuant to Section 8.5, or if holders of securities of the Company who are entitled, by contract with the Company, to have securities included in such a registration (the "Other Shareholders") request such inclusion, the Initiating Holders shall, on behalf of all Holders, offer to include the securities of such officers, directors and Other Shareholders in the underwriting and may condition such offer on their acceptance of the further applicable provisions of this Section
8. The Company shall (together with all Holders, officers, directors and Other Shareholders proposing to distribute their securities through such underwriting) enter into an underwriting agreement in customary form (including, without limitation, customary indemnification and contribution provisions on the part of the Company) with the representative of the underwriter or underwriters selected for such underwriting by a majority in interest of the Initiating Holders and reasonably acceptable to the Company; PROVIDED that such underwriting agreement shall not provide for indemnification or contribution obligations on the part of Holders greater than the obligations of the Holders pursuant to Section 8.10(b). Notwithstanding any other provision of this Section 8.5, if the representative advises the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, the securities of the Company held by officers or directors of the Company (other than Registrable Securities) and the securities held by Other Shareholders (other than Registrable Securities) shall be excluded from such registration to the extent so required by such limitation and if a limitation of the number of shares is still required, the Initiating Holders shall so advise all Holders of Registrable Securities whose securities would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated among all such Holders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities and other securities which they held at the time of the request for registration made by the Initiating Holders pursuant to Section 8.5(a). No Registrable Securities or any other securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration. If any Holder of Registrable Securities, officer, director or Other Shareholder who has requested inclusion in such registration as provided above disapproves of the terms of the underwriting, such person may elect to withdraw therefrom by written notice to the Company, the underwriter and the Initiating Holders. The securities so withdrawn shall also be withdrawn from registration. If the underwriter has not limited the number of Registrable Securities or other securities to be underwritten, the Company may include its securities for its own account in such registration if the underwriter so agrees and if the number of Registrable Securities and other securities which would otherwise have been included in such registration and underwriting will not thereby be limited.

                  8.6  COMPANY REGISTRATION.

                  (a) If the Company shall determine to register any of its securities either for its own account or the account of a security holder or holders exercising their respective demand registration rights, other than a registration for an initial public offering of the Common Stock, a registration relating solely to employee benefit plans, or a registration relating solely to a Commission Rule 145 transaction, or a transaction under a succession rule or regulation to Commission Rule 145, or a registration on any registration form which does not permit secondary sales or does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities, the Company will:

                  (i) promptly give to each Holder written notice thereof (which shall include a list of the jurisdictions in which the Company intends to attempt to qualify such securities under the applicable blue sky or other state securities laws); and

                  (ii) include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made by any Holder within fifteen days after receipt of the written notice from the Company described in clause (i) above, except as set forth in Section 8.6(b) below. Such written request may specify all or a part of a Holder's Registrable Securities.

                  (b) UNDERWRITING. If the registration of which the Company gives notice is for a registered public offering involving an underwriting other than the initial public offering of the Common Stock, the Company shall so advise the Holders as a part of the written notice given pursuant to Section 8.6(a)(i). In such event the right of any Holder to registration pursuant to
Section 8.6 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall (together with the Company and the Other Shareholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for underwriting by the Company, PROVIDED that such underwriting agreement shall not provide for indemnification or contribution obligations on the part of Holders greater than the obligations of the Holders pursuant to Section 8.10(b). Notwithstanding any other provision of this Section 8.6, if the underwriter determines that marketing factors require a limitation on the number of shares to be underwritten, and (a) if such registration is the first registered offering of the Company's securities to the public and is for the Company's own account, the underwriter may (subject to the allocation priority set forth below) exclude from such registration and underwriting some or all of the Registrable Securities which would otherwise be underwritten pursuant hereto, and (b) if such registration is other than the first registered offering of the sale of the Company's securities to the public for the Company's account, the underwriter may limit the number of Registrable Securities to be included in the registration and underwriting to not less than 50% of the securities included therein (based on aggregate market values). The Company shall so advise all holders of securities requesting registration, and the number of shares of securities that are entitled to be included in the registration and underwriting shall be allocated in the following manner. The securities of the Company held by officers and directors of the Company (other than Registrable Securities) shall be excluded from such registration and underwriting to the extent required by such limitation, and, if a limitation on the number of shares is still required, the number of shares that may be included in the registration and underwriting shall be allocated among all such Holders and Other Shareholders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities and other securities which they held at the time the Company gives the notice specified in Section 8.6(a)(i), PROVIDED that if such registration is other than the first registered offering of the sale of the Company's securities to the public for the Company's account, the number of Registrable

Securities permitted to be included therein shall in any event be at least 50% of the securities included therein (based on aggregate market values). If any Holder of Registrable Securities or any officer, director or Other Shareholder disapproves of the terms of any such underwriting, he may elect to withdraw therefrom by written notice to the Company and the underwriter. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

                  8.7 EXPENSES OF REGISTRATION. All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to this Section 8 shall be borne by the Company, and all Selling Expenses shall be borne by the holders of the securities so registered pro rata on the basis of the number of their shares so registered; PROVIDED, however, that the Company shall not be required to pay any Registration Expenses if, as a result of the withdrawal of a request for registration by Initiating Holders (other than due to a material adverse change in the business of the Company or any refusal to proceed based upon the advice of counsel that the registration statement, or any prospectus contained therein, contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing), the registration statement does not become effective, in which case the Holders and Other Shareholders requesting registration shall bear such Registration Expenses pro rata on the basis of the number of their shares so included in the registration request, and PROVIDED, FURTHER, that such registration shall not be counted as a registration pursuant to Section 8.5(a)(ii)(B).

                  8.8 REGISTRATION ON FORM S-3 OR FORM SB-2. The Company shall use its best efforts to qualify for registration on Form S-3 or Form SB-2 or any comparable or successor form or forms; and to that end the Company shall register (whether or not required by law to do so) the Common Stock under the Exchange Act in accordance with the provisions of that Act following the effective date of the first registration of any securities of the Company on Form S-1 or any comparable or successor form or forms. After the Company has qualified for the use of Form S-3 or Form SB-2, in addition to the rights contained in the foregoing provisions of this Section 8, the Holders of Registrable Securities shall have the right to request registrations on Form S-3 or Form SB-2 (such requests shall be in writing and shall state the number of shares of Registrable Securities to be disposed of and the intended methods of disposition of such shares by such Holder or Holders) PROVIDED that the Company shall not be obligated to effect any such registration pursuant to this Section
8.8 more than twice in any one year.

                  8.9 REGISTRATION PROCEDURES. In the case of each registration effected by the Company pursuant to Section 8, the Company will keep each Holder advised in writing as to the initiation of each registration and as to the completion thereof. At its expense, the Company will:

                  (a) Keep such registration effective for a period of one hundred twenty days or until the Holder or Holders have completed the distribution described in the registration statement relating thereto, whichever first occurs; provided, however, that (i) such 120-day period shall be extended for a period of time equal to the period the Holder refrains from selling any securities included in such registration in accordance with provisions in
Section 8.15 hereof; and (ii) in the case of any registration of Registrable Securities on Form S-3 which are intended to be offered on a continuous or delayed basis, such 120-day period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold, PROVIDED that Rule 415, or any successor rule under the Securities Act, permits an offering on a continuous or delayed basis, and PROVIDED, FURTHER, that applicable rules under the Securities Act governing the obligation to file a post-effective amendment permit, in lieu of filing a post-effective amendment which includes any prospectus required by Section 10(a)(3) of the Securities Act, the incorporation by reference of information contained in periodic reports filed pursuant to Section 13 or 15(d) of the Exchange Act in the registration statement;

                  (b) Furnish such number of prospectuses and other documents incident thereto as a Holder from time to time may reasonably request;

                  (c) In connection with any underwritten offering pursuant to a registration statement filed pursuant to Section 8.5 hereof, enter into an underwriting agreement reasonably necessary to effect the offer and sale of Common Stock, provided such underwriting agreement contains customary underwriting provisions and provided further that if the underwriter so requests the underwriting agreement will contain customary contribution provisions on the part of the Company; and

                  (d) Obtain a comfort letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters and an opinion from the Company's counsel in customary form and covering such matters of the type customarily covered in a public issuance of securities, in each case addressed to the Holders.

                  8.10  INDEMNIFICATION.

                  (a) The Company will, and hereby does, indemnify each Holder, each of its officers, directors and partners, and each person controlling such Holder, with respect to which registration, qualification or compliance has been effected pursuant to this Section 8, and each underwriter, if any, and each person who controls any underwriter, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and will reimburse each such Holder, each of its officers, directors and partners, and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, PROVIDED that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by such Holder or underwriter and stated to be specifically for use therein.

                (b) Each Holder and Other Shareholder will, if Registrable Securities held by him are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers and each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of the Securities Act and the rules and regulations thereunder, each other such Holder and Other Shareholder and each of their officers, directors and partners, and each person controlling such Holder or Other Shareholder, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and such Holders, Other Shareholders, directors, officers, partners, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by such Holder or Other Shareholder and stated to be specifically for use therein; PROVIDED, however, that the obligations of such Holders and Other Shareholders hereunder shall be limited to an amount equal to the proceeds to each such Holder or Other Shareholder of securities sold as contemplated herein.

                (c) Each party entitled to indemnification under this Section
8.10 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the failure of any Indemnified Party to give notice shall not relieve the Indemnifying Party of its obligation under this Section 8.10. The Indemnifying Party will be entitled to participate in, and to the extent that it may elect by written notice delivered to the Indemnified Party promptly after receiving the aforesaid notice from such Indemnified Party, at its expense to assume, the defense of any such claim or any litigation resulting therefrom, with counsel reasonably satisfactory to such Indemnified Party, PROVIDED that the Indemnified Party may participate in such defense at its expense, notwithstanding the assumption of such defense by the Indemnifying Party, and PROVIDED, FURTHER, that if the defendants in any such action shall include both the Indemnified Party and the Indemnifying Party and the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it and/or other Indemnified Parties which are different from or additional to those available to the Indemnifying Party, the Indemnified Party or Parties shall have the right to select separate counsel to assert such legal defenses and to otherwise participate in the defense of such action on behalf of such Indemnified Party or Parties and the fees and expenses of such counsel shall be paid by the Indemnifying Party. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

                  8.11 INFORMATION BY HOLDER. Each Holder of Registrable Securities, and each Other Shareholder holding securities included in any registration, shall furnish to the Company such information regarding such Holder or Other Shareholder and the distribution proposed by such Holder or Other Shareholder as the Company may reasonably request in writing and as shall be reasonably required in connection with any registration, qualification or compliance referred to in this Section 8.

                  8.12 LIMITATIONS ON REGISTRATION OF ISSUES OF SECURITIES. From and after the date of this Agreement, the Company shall not enter into any agreement with any holder or prospective holder of any securities of the Company giving such holder or prospective holder the right to require the Company to initiate any registration of any securities of the Company, PROVIDED that this
Section 8.12 shall not limit the right of the Company to enter into any agreements with any holder or prospective holder of any securities of the Company giving such holder or prospective holder the right to require the Company, upon any registration of any of its securities, to include, among the securities which the Company is then registering, securities owned by such holder. Any right given by the Company to any holder or prospective holder of the Company's securities in connection with the registration of securities shall be conditioned such that it shall be subordinate to the rights of the Holders provided in this Agreement.

                  8.13 RULE 144 REPORTING. With a view to making available the benefits of certain rules and regulations of the Commission which may permit the sale of the Restricted Securities to the public without registration, the Company agrees to:

                  (a) make and keep public information available as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after ninety days following the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

                  (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act at any time after it has become subject to such reporting requirements; and

                  (c) so long as a Purchaser owns any Restricted Securities, furnish to the Purchaser forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of Rule 144 (at any time from and after ninety days following the effective date of the first registration statement filed by the Company for an offering of its securities to the general public), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed as a Purchaser may reasonably request in availing itself of any rule or regulation of the Commission allowing a Purchaser to sell any such securities without registration.

                  8.14 TRANSFER OR ASSIGNMENT OF REGISTRATION RIGHTS. The rights to cause the Company to register Your securities granted to You by the Company under Sections 8.6 and 8.8 may be transferred or assigned by You to a transferee or assignee of any of Your Restricted Securities, PROVIDED that the Company is given written notice by You at the time of or within a reasonable time after such transfer or assignment, stating the name and address of such transferee or assignee and identifying the securities with respect to which such registration rights are being transferred or assigned, and PROVIDED, FURTHER, that the transferee or assignee of such rights is not deemed by the board of directors of the Company, in its reasonable judgment, to be a competitor of the Company; and PROVIDED, FURTHER, that the transferee or assignee of such rights assumes the obligations of such Purchaser under this Section 8.

                  8.15 "MARKET STAND-OFF" AGREEMENT. You agree, if requested by the Company and an underwriter of Common Stock (or other equity securities) of the Company, not to sell or otherwise transfer or dispose of any Common Stock (or other equity securities) of the Company held by You during the 180 day period following the effective date of a registration statement of the Company filed under the Securities Act, provided that:

                  (a) such agreement only applies to the first such registration statement of the Company including securities to be sold on its behalf to the public in an underwritten offering; and

                  (b) all Holders, Other Shareholders and officers and directors and other shareholders of the Company holding in excess of 1% of the outstanding Common Stock (on an as-converted basis) of the Company enter into similar agreements.

                  Such agreement shall be in writing in a form satisfactory to the Company and such underwriter. The Company may impose stop-transfer instructions with respect to the shares (or securities) subject to the foregoing restriction until the end of such ninety-day period.

                                    SECTION 9

                                  MISCELLANEOUS

                  9.1 GOVERNING LAW. This Agreement shall be governed in all respects by the laws of the State of Florida.

                  9.2 SURVIVAL. The representations, warranties, covenants and agreements made herein shall survive (i) any investigation made by any Purchaser and (ii) the Closing.

                  9.3 SUCCESSORS AND ASSIGNS. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto; provided, however, the Company may not assign its rights hereunder.

                  9.4 THIRD PARTIES. Unless expressly stated herein to the contrary, nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any person other than the parties hereto and their respective legal representatives, successors and permitted assigns. Nothing in this Agreement is intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement, nor shall any provision give any third persons any right of subrogation or action over or against any party to this Agreement.

                  9.5 ENTIRE AGREEMENT; AMENDMENT. This Agreement (including the Schedules and Exhibits hereto) and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated, except by a written instrument signed by the Company and the holders of a majority of the Shares sold under this Agreement, and in the case of Section 7.3 and Section 8, the holders of a majority of the Series A Preferred, the Series D Preferred and the Series D-1 Preferred.

                  9.6 NOTICES, ETC. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by certified mail, postage prepaid, or delivered either by hand or by messenger, addressed, if to the Company, to the address set forth at the beginning of this Agreement, and if to a Purchaser, as indicated on the Schedule of Purchaser attached hereto, or at such other address as the Company or a Purchaser shall have furnished in writing.

                  9.7 DELAYS OR OMISSIONS. No delay or omission to exercise any right, power or remedy accruing to any holder of any Preferred, upon any breach or default of the Company under this Agreement, shall impair any such right, power or remedy of such holder nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any holder of any breach or default under this Agreement, or any waiver on the part of any holder of any provisions or conditions of this Agreement must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any holder, shall be cumulative and not alternative.

                  9.8 SEPARABILITY. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                  9.9  AGENT'S FEES.

                  (a) The Company hereby agrees to indemnify and to hold You harmless from and against any liability for commission or compensation in the nature of an agent's fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) arising from any act by the Company or any of its employees or representatives.

                  (b) You (i) represent and warrant that You have retained no finder or broker in connection with the transactions contemplated by this Agreement and (ii) hereby agree to indemnify and to hold the Company harmless from any liability for any commission or compensation in the nature of an agent's fee to any broker or other person or firm (and the costs and expenses of defending against such liability or asserted liability) for which You, or any of Your employees or representatives, are responsible.

                  9.10 EXPENSES. The Company shall bear its own expenses and legal fees incurred on its behalf with respect to this Agreement and the transactions contemplated hereby, and the Company will pay up to a total of $10,000 of the fees, charges and disbursements relating to certain fees incurred by Purchaser.

                  9.11 TITLES AND SUBTITLES. The titles of the paragraphs and subparagraphs of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

                  9.12 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. Confirmation of execution by electronic transmission of a facsimile signature page shall be binding upon any party so confirming.

                    [Signatures contained on following page]

              [Signature Page to Series E Stock Purchase Agreement]


                  IN WITNESS WHEREOF, the parties have caused their respective duly authorized representatives to execute this Agreement effective as of the date first written above.


                                DALEEN TECHNOLOGIES, INC.


                                By:     /S/ JAMES DALEEN
                                   --------------------------------------------
                                Name:    James Daleen
                                Title:   Chief Executive Officer

ACCEPTED AND AGREED TO:

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION


By:    /S/ DOUGLAS SCHRIER
----------------------------------------
Name:   DOUGLAS SCHRIER

Title:  SENIOR VICE PRESIDENT ACQUISITIONS




         [Signature Page to Series E Preferred Stock Purchase Agreement]